Exhibit 99.1

AMERICAN ROBOTICS, INC.
Financial Statements
December 31, 2020 and 2019

American Robotics, Inc.

Table of Contents

December 31, 2020 and 2019

Independent Auditors’ Report	1-2
Financial Statements
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders’ Deficit	5
Statements of Cash Flows	6
Notes to Financial Statements	7-19

Independent Auditors’ Report

The Board of Directors and Stockholders of

American Robotics, Inc.

Marlborough, Massachusetts

We have audited the accompanying financial statements of American Robotics, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company generated a net loss, has net stockholders’ deficit, and used significant cash for operating activities, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner Stone & Company L.L.P.

Certified Public Accountants

May 10, 2021

American Robotics, Inc.

Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets

Current assets
Cash and cash equivalents	$1,056,290	$854,364
Accounts receivable	5,643	5,643
Total current assets	1,061,933	860,007

Property and equipment, net	69,683	77,061
Security deposit	24,166	24,166
Right-of-Use Asset	543,804	709,629
Total assets	$1,699,586	$1,670,863

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$330,004	$315,651
Deferred revenue	77,500	-
Accrued interest	172,574	47,338
Current portion of operating lease liability	170,361	160,043
Total current liabilities	750,439	523,032

Long-term liabilities
Operating lease liability, net of current portion	390,215	560,576
Convertible notes	1,950,000	1,450,000
Convertible notes, related party	525,000	275,000
Total long-term liabilities	2,865,215	2,285,576

Commitments & contingencies (Note 4)	-	-

Stockholders’ deficit
Common stock, $0.0001 par value, 10,000,000 shares authorized, 2,155,965 and 1,962,632 shares issued and outstanding as of December 31, 2020 and 2019, respectively	215	196
Additional paid-in capital	7,444,426	5,775,116
Subscription receivable	(2,541)	(2,541)
Accumulated deficit	(9,358,168)	(6,910,516)
Total stockholders’ deficit	(1,916,068)	(1,137,745)
Total liabilities and stockholders’ deficit	$1,699,586	$1,670,863

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$8,100	$-

Operating expenses
General and administrative expenses	1,916,171	2,027,530
Research and development	544,537	1,657,762
Selling and marketing	126,862	210,536
	2,587,570	3,895,828
Loss from operations	(2,579,470)	(3,895,828)

Other income (expense)
Other income	-	14,506
Grant income	257,029	-
Interest expense	(125,236)	(47,338)
Interest income	25	9,073
	131,818	(23,759)
Net loss	$(2,447,652)	$(3,919,587)

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2020 and 2019

	Common Stock		Additional Paid-in	Accumulated	Subscription	Total Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Deficit
Balance, January 1, 2019	1,628,570	$163	$3,173,896	$(2,990,929)	$-	$183,130
Stock-based compensation	-	-	98,692	-	-	98,692
Exercise of stock options	726	-	2,541	-	(2,541)	-
Issuance of common stock	333,336	33	2,499,987	-	-	2,500,020
Net loss	-	-	-	(3,919,587)	-	(3,919,587)
Balance, December 31, 2019	1,962,632	196	5,775,116	(6,910,516)	(2,541)	(1,137,745)
Stock-based compensation	-	-	69,329	-	-	69,329
Issuance of common stock	193,333	19	1,599,981	-	-	1,600,000
Net loss	-	-	-	(2,447,652)	-	(2,447,652)
Balance, December 31, 2020	2,155,965	$215	$7,444,426	$(9,358,168)	$(2,541)	$(1,916,068)

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Operating activities
Net loss	$(2,447,652)	$(3,919,587)
Adjustments to net loss:
Depreciation expense	(6,770)	(14,083)
Stock-based compensation	69,329	98,692
Difference in ROU and lease liability change	5,782	10,990
Changes in operating assets/liabilities:
Accounts receivable, net	-	(93)
Security deposits	-	(24,166)
Accounts payable	14,353	296,666
Accrued expenses and interest	125,236	47,338
Deferred revenue	77,500	-
Net cash used in operating activities	(2,162,222)	(3,504,243)
Investing activities
Purchase of property and equipment	14,148	12,809
Net cash provided by investing activities	14,148	12,809
Financing activities
Proceeds from issuance of common stock	750,000	1,725,000
Proceeds from issuance of convertible notes	1,600,000	2,500,000
Net cash provided by financing activities	2,350,000	4,225,020
Net change in cash and cash equivalents	201,926	733,586
Cash and cash equivalents
Beginning of year	854,364	120,778
End of year	$1,056,290	$854,364

Supplemental Information:
Interest paid	$-	$-
Income Taxes	$-	$-
Supplemental Non-Cash Activities:
Day one recognition of ROU asset and related operating lease liability	$-	$872,991
Supplemental disclosure of non-cash financing activity
In 2019, the Company issued 726 shares of common stock in exchange for stock subscription notes receivable totaling $2,541.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Nature of Business

American Robotics, Inc. (the “Company”) was incorporated on October 13, 2016 in Delaware, and is a developer of specialized drone technology. The Company manufactures an autonomous remote sensing drone solution consisting of a custom-designed drone and proprietary base station, the American Robotics Scout system, for use primarily in the agriculture industry. The Company was principally in the research and development phase and has commenced sales as it continues to build and enhance its product as it brings it to market.

Going Concern Uncertainty

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has stockholders’ deficit of approximately $1.9 million as of December 31, 2020 and incurred a loss from operations of approximately $2.6 million and used approximately $2.1 million in cash for operating activities during the year ended December 31, 2020 raising substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in response to this are to start commercial drone sales as well as reducing costs as needed and working towards raising additional capital through issuance of common stock or other financing to obtain the necessary funding and sustain operations.

The Company’s ability to fund operations and capital expenditures in the future will be dependent on its ability to achieve its plan objectives. However, there can be no assurance that the Company will be able to achieve its strategic initiatives or obtain additional funding in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. These accounting policies have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

Cash and Cash Equivalents

The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash, and have a maturity date of ninety days or less from the date of purchase. The Company considers balances held in money market accounts to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of certain assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include depreciation and stock-based compensation. Actual results could differ from those amounts.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. Depreciation expense is computed on the straight-line method based on the assets’ estimated useful lives as follows:

Description	Estimated Life (Years)
Leasehold improvements	6-15
Furniture and fixtures	7
Computer equipment	5

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. The differences are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

The pronouncement dealing with uncertain tax positions clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. The Company had no uncertain tax positions for the years ended December 31, 2020 and 2019, respectively. Further, there were no tax related interest or penalties included in the financial statements.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This new standard replaces all previous accounting guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company’s performance obligations include deployment of its Scout aerial drone system to the customer and recurring subscription license to the Company’s ScoutBase and ScoutView drone support products.

The Company will begin recognizing revenue upon deployment and delivery of its Scout aerial drone system as the customer then has access to the product. Upon delivery, the Company has an ongoing performance obligation to provide a subscription license to the customer during the life of the contract. Subscription license revenue is recognized ratably over the term of the applicable contract once the product has been delivered.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

Subscription Revenue

The Company leases the use of its Scout aerial drone system which includes access to its ScoutBase and ScoutView drone support products, pursuant to contractual obligations. The Company recognizes revenue ratably over the life of the contract as the services are transferred to the customer. Subscription revenue amounted to $8,100 and $0 for the years ended December 31, 2020 and 2019, respectively.

Deferred Revenue

If a customer pays consideration before the Company transfers goods or services, the amount of consideration is presented as deferred revenue. The amount of deferred revenue will increase or decrease based upon the timing of invoices and collections and recognition of revenues. As of December 31, 2020 and 2019, deferred revenue amounted to $77,500 and $0, respectively.

General and Administrative

General and administrative expenses primarily include salaries and wages, professional services, travel, meals and entertainment, and rent expense.

Selling and Marketing

Selling and marketing expense is primarily made up of trade show fees, advertising costs, and promotional fees. The Company expenses advertising costs as incurred. For the years ended December 31, 2020 and 2019, advertising expense charged to operations totaled $12,970 and $12,670, respectively, and is included in selling and marketing expense in the statements of operations.

Research and Development

Costs incurred for research and product development are expensed as incurred. Research and development costs consist primarily of engineering services and parts and materials during the product development phase. The Company recognizes research and development expenses in the period in which it becomes obligated to incur such costs.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, ratably over the vesting period of the award. In addition, the pronouncement dealing with stock-based compensation requires additional accounting related to the income tax effects and disclosures regarding the cash flow effects resulting from stock-based payment arrangements. Calculating stock-based compensation expense requires the input of highly subjective assumptions. including the expected term of the stock-based awards, volatility, dividend yield, and risk-free rates.

The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgement. As a result, if factors change and the Company uses different assumptions, its stock-based compensation could be materially different in the future.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

Pending Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 “Leases” (ASU 2016-02) and subsequently issued supplemental adoption guidance and clarification (collectively, Topic 842). Topic 842 amends a number of aspects of lease accounting, including requiring lessees to recognize right-of-use assets and lease liabilities for operating leases with a lease term greater than one year. Topic 842 supersedes Topic 840 “Leases”. On January 1, 2019, the Company adopted Topic 842 using the modified retrospective approach. Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840. The Company elected the package of practical expedients permitted under the transition guidance within Topic 842, which allowed it to carry forward the historical lease classification, retain the initial direct costs for any leases that existed prior to the adoption of the standard and not reassess whether any contracts entered into prior to the adoption are leases. The Company also elected to account for lease and non-lease components in its lease agreements as a single lease component in determining lease assets and liabilities. Upon adoption of Topic 842, the Company recorded $872,991 of right-of-use assets and operating lease liabilities as of January 1, 2019. The adoption did not have a material impact on its Statements of Operations or Statements of Cash Flows.

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31:

	2020	2019
Computer equipment	$20,347	$20,347
Leasehold improvements	7,522	7,522
Furniture and fixtures	75,898	69,128
	103,767	96,997
Accumulated depreciation	(34,084)	(19,936)
	$69,683	$77,061

Depreciation expense charged to operations for the years ended December 31, 2020 and 2019 amounted to $14,148 and $12,809, respectively.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

4.	COMMITMENTS

In March 2018, the Company entered into a 70-month lease for 62,621 square feet of office space for the Company’s corporate office in Marlborough, Massachusetts. Subsequently, in June 2018 this lease was amended to include an additional 10,450 square feet of office space. A right-of-use asset and operating lease liability has been recorded with the adoption of Topic 842, pertaining to this office lease. As this lease does not provide an implicit interest rate, the Company calculated a 3% interest rate based on the annual increase in rent to determine the lease liability. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense was $163,825 and $165,362 for the years ended December 31, 2020 and 2019.

The future minimum lease payments relating to these commitments are as follows:

2021	$184,857
2022	190,401
2023	196,117
2024	16,624
$588,000

Rent expense for the years ended December 31, 2020 and 2019 was $225,683 and $184,906, respectively.

The Company has entered into an agreement with an unrelated third party to assist in the development of its product. In connection with this agreement, the Company has agreed to pay $1,000,000 for the development assistance, of which $800,000 was incurred and paid in 2019, with the remaining $200,000 incurred and paid in 2020. Such amounts are included in research and development expenses on the statements of operations.

Additionally, the Company has agreed to make royalty installment payments to such party totaling $1,000,000 commencing upon the first sale of the product and continuing over a period of 3 1/2 years. The installment payments are to be made in 5 equal amounts of $200,000 at certain defined intervals as follows: date of the first sale, 6 months, 18 months, 30 months, 42 months. As of December 31, 2020, no sales of this product have occurred.

5.	CONVERTIBLE NOTES

During 2020 and 2019, the Company issued convertible notes totaling $750,000 and $1,725,000, respectively, bearing interest at 6% per annum. As of December 31, 2020 and 2019, the convertible notes payable balance consisted of principal outstanding of $2,475,000 and $1,725,000 and accrued interest of $172,574 and $47,338, respectively. Unless converted, these notes will automatically mature and be fully payable, including accrued interest, on dates ranging from January 31,2023 to December 18, 2023.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

In the event of a qualified financing, the outstanding principal and accrued interest will convert into Qualified Financing securities at a conversion price equal to 80% of the price per share of Qualified Financing Shares paid by other investors or in some cases the lesser of (i) the aforementioned conversion price or (ii) the price per share equal to the Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock immediately prior to the initial close of the Qualified Financing. Qualified Financing securities consist of shares of the same class and series of stock issued to other investors in the Qualified Financing. A Qualified Financing is defined as an issuance of shares with immediately available proceeds of not less than $5 million, of which not less than 50% is funded by a professional venture capital firm or strategic advisor.

In the event of a Significant Transaction as defined by the underlying agreements, all convertible notes shall be surrendered for shares of common stock of the Company for a conversion price per share equal to the Company’s Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock. A significant transaction is defined as the sale or disposition of all or substantially all of the Company’s property or business or a merger or consolidation with another entity; whereby the stockholders of the Company prior to the merger or consolidation do not retain a 50% or greater ownership interest.

If the notes are not converted into equity pursuant to a qualified financing or significant transaction defined above, the notes, at the option of the holder, may be converted into shares of common stock of the Company at maturity. The conversion price shall be equal to the Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock immediately prior to conversion.

Convertible notes, as disclosed above, issued to related parties totaled $525,000 and $275,000 during the years ended December 31, 2020 and 2019, respectively.

6.	STOCKHOLDERS’ EQUITY

During 2020, 193,333 shares of common stock were issued for cash totaling $1,600,000. During 2019, 333,336 shares of common stock were issued for cash totaling $2,500,020 and 726 shares of common stock were issued in conjunction with the exercise of stock options for $2,541. The Company has recorded a stock subscription receivable for the common stock issued for the exercised stock options.

Of the 193,333 and 333,336 shares of common stock issued during 2020 and 2019, respectively, 183,333 and 300,002 shares were issued to related parties for total consideration of $1,500,000 and $2,250,015 during 2020 and 2019, respectively

7.	STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan (the “Plan”) for certain employees and officers.

Option terms are expected to be 7.5 years, and the vesting terms vary depending on the option holder. As of December 31, 2020, the maximum number of shares available for issuance to participants under the Plan was 250,000.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model based on the assumptions noted in the table below. The expected terms of options represent the period that the Company’s stock-based awards are expected to be outstanding.

The risk-free interest rate for periods related to the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility is based on volatilities noted by similar public companies. The expected dividend yield is zero, as the Company does not anticipate paying dividends in the near future.

Stock-based compensation expense recognized during the years ended December 31, 2020 and 2019 was $98,692 and $69,329, respectively. As of December 31, 2020 and 2019, the total unrecognized stock-based compensation balance for unvested options was $266,631 and $258,810, respectively, which is expected to be recognized ratably through October 2025.

The following valuation assumptions were used to determine stock-based compensation for the years ended December 31:

	2020	2019
Expected term	7.5	7.5
Volatility	96%	77% - 82%
Risk-free interest rate	0.87%	1.72% - 1.85%
Dividend yield	-0-%	-0-%

The following table summarizes stock option activity for the years ended December 31, 2020 and 2019:

	Number of Options Outstanding	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
Balance at January 1, 2019	136,349	$2.79	$-
Options granted	48,500	$4.13	$-
Options forfeited	(11,774)	$(3.50)	$-
Options exercised	(726)	$(3.50)	$-
Balance at December 31, 2019	172,349	$3.62	$-
Options granted	15,000	$6.31	$-
Options forfeited	(12,546)	$3.56	$-
Balance at December 31, 2020	174,803	$4.37	$-
Exercisable at December 31, 2020	91,449	$4.37	$-

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

8.	INCOME TAXES

The Company’s deferred income tax assets as of December 31, 2020 and 2019 are as follows:

	2020	2019
Deferred tax assets
Net operating loss carryforwards	$1,956,545	$1,367,019
Temporary differences	(4,602)	(3,792)
Stock based compensation	1,951,942	1,363,227
Valuation allowance	(1,951,942)	(1,363,227)
Total net deferred tax assets	$-	$-

Deferred tax assets result primarily from unutilized net operating losses, stock- based compensation, and fixed assets. As of December 31,2020, the Company has approximately $876,000 in federal net operating loss carryforwards available to offset future taxable income that will begin to expire in 2037 and approximately $8,441,000 in federal net operating loss carryforwards available to offset future taxable income that have an indefinite life. In addition, the company has approximately $8,851,000 in state loss carryforwards available to offset future income.

In assessing the realizability of the Company’s deferred tax assets, management considers whether or not it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management’s assessment is based upon the weight of available evidence, including cumulative losses since inception and expected future losses and as such, management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred tax assets and related tax benefits have been recognized in the accompanying financial statements.

9.	PAYMENT PROTECTION PROGRAM (“PPP”) AND ECONOMIC INJURY DISASTER LOAN (“EIDL”)

On April 21, 2020, the Company executed an unsecured promissory note (the “PPP loan”) for $247,029 through the PPP established under the Coronavirus Aid, Relief, and Economic Security Act, and administered by the United States Small Business Administration (“SBA”). The PPP loan is guaranteed by the SBA. The PPP loan may be forgiven, in whole or in part, if the Company was eligible for the PPP loan at the time of application, used the loan proceeds for eligible expenses within the defined 8 or 24-week period after the PPP loan was disbursed (“covered period”), and otherwise satisfied PPP requirements. The PPP loan was made through Silicon Valley Bank (the “Lender”), has a two-year term, bears interest at 1.00% per annum, and matures on April 21, 2022. If the PPP loan is not forgiven, monthly principal and interest payments are deferred until the end of the covered period.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP, and therefore considered the loan to be a conditional government grant. The Company has performed initial calculations for PPP loan forgiveness, and expects that the PPP loan will be forgiven in full because 1) the Company has, prior to December 31, 2020, utilized all of the proceeds for payroll and other qualified expenses and 2) the Company believes it will continue to comply with other terms and conditions necessary for forgiveness. Accordingly, the Company has recognized the $247,029 of PPP funding as grant income in 2020.

The Company submitted the PPP loan forgiveness application on April 30, 2021. Although the Company believes it is probable that the PPP loan will be forgiven, the Company’s application must be evaluated by the lender and SBA before forgiveness is formally granted. Therefore, there is no guarantee that any portion of the PPP loan proceeds will be forgiven, and the Company is legally obligated to repay the PPP loan until such time as legal release is received.

The Company also received an economic injury disaster loan (“EIDL” ) grant of $10,000 in May 2020. This grant is grouped as part of grant income on the statement of operations.

10.	RISK AND UNCERTAINTIES

Management is currently evaluating the impact of the COVID-19 virus on its business operations. While it is reasonably possible that the virus could have a negative impact on the financial condition and results of operations, the specific impact is not readily determinable as of the date of these financial statements.

11.	RELATED PARTY TRANSACTIONS

As of December 31, 2020 and 2019, $200,000 and $175,000, respectively, of convertible notes were issued to immediate family members of the Company’s CEO. These notes have the same terms as outlined in Note 5 to the financial statements.

As of December 31, 2020 and 2019, $50,000 and $100,000, respectively, of convertible notes were issued to Charles Parkhurst, Director at the Company. These notes have the same terms as outlined in Note 5 to the financial statements.

During the year ended December 31, 2019, certain immediate members of the Company’s CEO purchased 26,688 shares of common stock for total consideration of $200,010.

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

During the year ended December 31, 2019, Charles Parkhurst, Director at the Company, purchased 6,667 shares of common stock for total consideration of $50,003.

During the years ended December 31, 2020 and 2019, David Morgan, a significant shareholder purchased 266,667 and 183,333 shares of common stock for total consideration of $1,500,000 and $2,000,003, respectively.

12.	SUBSEQUENT EVENTS

On January 15, 2021, the Company received approval from the Federal Aviation Administration (“FAA”) permitting the Company to sell its product commercially.

In February 2021, $250,000 of convertible notes were issued bearing interest at 6% per annum. Unless converted, these notes will automatically mature and be fully payable, including accrued interest, on dates ranging from February 2, 2024 to February 4, 2024. These notes have the same conversion terms as outlined in Note 5 to the financial statements.

Company is pending a sale of business where the transaction is expected to close during the second quarter of 2021. In anticipation of the sale, the Company was issued a loan for $2,000,000 in exchange for negotiation exclusivity. Loan proceeds are to be used for the production of units and increasing headcount for the duration of the negotiations. Any remaining proceeds at the time of sale, if any, will revert to the new combined entity.

The Company has evaluated subsequent events through May 10, 2021 , the date the financial statements were available to be issued and has determined that, with the exception of the matter noted above, there were no other events which occurred requiring disclosure in or adjustments to the financial statements.

The Notes to Financial Statements are an integral part of these statements.